Exhibit 99.1

Horizon Quantum and AQT to Advance Real-World Quantum Applications with Strategic Hardware–Software Collaboration

By integrating Horizon’s software infrastructure with AQT’s trapped-ion quantum computing systems, this collaboration helps accelerate progress towards real-world quantum applications.

SINGAPORE and INNSBRUCK, 15 April 2026 — Horizon Quantum Computing Pte. Ltd., the wholly-owned subsidiary of Horizon Quantum Holdings Ltd. (Nasdaq: HQ “Horizon Quantum”), a pioneer of software infrastructure for quantum applications, and AQT (Alpine Quantum Technologies), a leading European provider of trapped-ion quantum computers, today announced a strategic collaboration to advance the development of real-world quantum computing applications via increased hardware-software integration. By combining advanced hardware capabilities with scalable software infrastructure, the two companies aim to accelerate users’ ability to build real-world quantum applications.

The integration of Triple Alpha—Horizon Quantum’s integrated development environment—with AQT’s trapped-ion quantum processors—a leading modality known for high gate fidelity and low error rates—is intended to enable developers with and without specialised hardware expertise to harness the power of AQT’s systems at various levels of abstraction. Using Triple Alpha, developers can write, compile, and deploy quantum programs directly onto AQT’s processors, accessing the hardware via the cloud.

“AQT’s trapped ion systems provide low error rates and long coherence times, potentially increasing the scalability and reliability of quantum computing,” said Horizon Quantum CEO Dr Joe Fitzsimons. “Through this collaboration, Triple Alpha users will gain access to AQT’s processors, expanding their options for cutting-edge hardware designed to solve difficult computational problems.”

Horizon Quantum and AQT will engage customers as equals, working together to solve computational problems and achieve joint technical firsts in the fields of quantum computing and software development.

“The Triple Alpha software development environment navigates the diversity and complexity of today’s quantum stack, providing developers with access at multiple levels of abstraction to deliver both programming freedom and fine-grained precision,” said Dr Thomas Monz, CEO of AQT. “The collaboration with Horizon Quantum provides broad and easy access to AQT’s hardware and leverages synergies between the two companies, which share the common goal of advancing quantum computing in practice.”

Horizon Quantum’s objective is to build the most capable hardware-agnostic software infrastructure. Horizon Quantum believes the collaboration with AQT is an important step towards further broadening the range of hardware architectures supported in Triple Alpha. To accelerate its research and development efforts and further advance Triple Alpha, Horizon Quantum recently listed on Nasdaq under the ticker HQ.

About Horizon Quantum

Horizon Quantum [NASDAQ: HQ] is on a mission to unlock broad quantum advantage by building the software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company is bridging the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction. Learn more at www.horizonquantum.com.

About AQT

Building on decades of experience in experimental and theoretical quantum information processing in Innsbruck (Austria), AQT develops and builds quantum computers. The company offers ion trap-based quantum computers that fit seamlessly into conventional IT infrastructure and can be operated from any PC or laptop, regardless of location. AQT enables its customers to install quantum computers on site or to explore use-cases via a convenient cloud solution. Researchers and developers are supported by both quantum hardware components as well as complete systems that significantly accelerate the development of quantum solutions. Learn more at www.aqt.eu.

Note to Investors Regarding Forward-Looking Statements

This press release includes forward-looking statements. The expectations, estimates, and projections of the businesses of Horizon Quantum may differ from its actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” “enable,” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Horizon Quantum therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the strategic collaboration with AQT; (3) the outcome of any efforts to integrate Horizon Quantum and AQT’s trapped-ion processor technology with Horizon Quantum’s software infrastructure; (4) Horizon Quantum’s ability to scale and grow its business, and the advantages and expected growth of Horizon Quantum; (5) the cash position of Horizon Quantum; (6) the ability to recognize the anticipated benefits of the recently completed business combination with dMY Squared Technology Group, Inc., which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (7) costs, if any, related to the strategic collaboration with AQT; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (10) Horizon Quantum’s estimates of expenses and profitability; (11) difficulties operating Horizon Quantum’s quantum processors and the possibility that the quantum processors do not provide the advantages that Horizon Quantum expects; (12) the ability of Horizon Quantum to integrate access to its quantum computing test bed, including AQT’s technology, within its Triple Alpha platform; (13) the ability of Horizon Quantum’s coding languages to provide additional abstraction when compared to other quantum computing solutions; (14) the ability to maintain the listing of Horizon Quantum’s Class A ordinary shares and warrants on Nasdaq; and (15) other risks and uncertainties included in the “Risk Factors” sections of the Registration Statement on Form F-4 filed by Horizon Quantum in connection with the Business Combination, other documents filed or to be filed with the SEC by Horizon Quantum. The foregoing list of factors is not exclusive. New risks emerge from time to time, and it is not possible for management to predict all risks, nor can management assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Media Contact

Horizon Quantum media contact

Yanina Blaclard

media@horizonquantum.com

AQT media contact

Franz Domig

franz.domig@aqt.eu

Investor Contact

Horizon Quantum investor contact

Katherine Bailon

investors@horizonquantum.com

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